Exhibit 99.1

VivoPower International PLC Announces Contract to Supply Electrical Generators for COVID-19 Vaccine Hub

LONDON, June 24, 2021 (GLOBE NEWSWIRE) -- VivoPower International PLC (NASDAQ: VVPR, the “Company”) is pleased to announce that its wholly-owned subsidiary in Australia, Kenshaw Electrical Pty Limited (“Kenshaw”), has been awarded a contract to supply and install electrical generators to a new COVID-19 mass vaccination hub soon to be opened in Belmont, New South Wales.

The generators delivered by Kenshaw will support critical refrigeration of vaccines and air conditioning at the new hub, the second mass vaccination center to be opened in New South Wales. Located just a short distance from Kenshaw’s headquarters in Newcastle, the Belmont hub will utilize both the Pfizer and AstraZeneca vaccines once opened in mid-July, with the capacity to administer up 20,000 vaccine doses per week to one of the state’s most populated regions.

The project underscores Kenshaw's long-standing partnership with Hunter New England Health. Kenshaw has been providing critical power services to health facilities in New South Wales for over 15 years, including successful generator upgrade projects at four major hospitals since 2018.

Adam Malcolm, General Manager of Kenshaw, said: “Kenshaw is excited to have the opportunity to deliver yet another essential health infrastructure project to the people of New South Wales and our community in and around Newcastle. We are especially proud to be part of the state’s second mass vaccination hub, a project that will be a vital part of helping New South Wales and Australia bounce back stronger than ever from the COVID-19 pandemic. With just six weeks from announcement of this new hub to its opening, our work here also highlights Kenshaw’s capability to deliver critical, large-scale power projects in a short period of time.”

About VivoPower

VivoPower is a sustainable energy solutions company focused on battery storage, electric solutions for customized and ruggedized fleet applications, solar and critical power technology and services. The Company's core purpose is to provide its customers with turnkey decarbonization solutions that enable them to move toward net zero carbon status. VivoPower is a certified B Corporation with operations in Australia, Canada, the Netherlands, the United Kingdom and the United States.

About Kenshaw

Kenshaw is a wholly-owned subsidiary of VivoPower in Australia. Founded in 1981, Kenshaw has a differentiated mix of critical electrical power, critical mechanical power and non-destructive testing capabilities for customers across a range of industries. Kenshaw specializes in:

●	generator design, turn-key sales and installation;
●	generator servicing and emergency breakdown services;
●	electrical motor service and repair;
●	customized motor modifications;
●	non-destructive testing services including crack testing;
●	diagnostic testing such as motor testing, oil analysis, thermal imaging and vibration analysis; and
●	industrial electrical services.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the timing or benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the United States.

Contact

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